

December 31, 2009

Mr. Clay Newton
Vice-President of Finance
FX Energy, Inc.
Street 3006 Highland Drive, Suite 206
Salt Lake City, UT 84106

> **Re:** **FX Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Definitive Proxy Statement**
> **Filed April 23, 2009**
> **File No. 0-25386**

Dear Mr. Newton:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter."]

Form 10-K for the Fiscal Year Ended December 31, 2008

Engineering Comments

1. Please tell us how much oil, natural gas, and natural gas liquids you were forecasted to produce in the year ending December 31, 2008 from the total proved reserve case of the reserve report for the year ending December 31, 2007. Please reconcile any major differences from the forecasted amounts and the actual amounts produced in the year ending December 31, 2008, and provide the reasons for those differences.

2. We note that in the last three years you have drilled or participated in 6.5 wells of which 3.5 wells were in Poland where most of your reserves are located. Please tell us how many net wells you forecasted to be drilled in Poland in each of the next three years in your 2008 reserve report. Please tell us if all working interest partners have agreed to drill these wells in this time frame, if the management of FX Energy has approved them to be drilled, and how your share of the drilling costs of these wells will be financed.

3. We note that your actual production operating costs in 2008 averaged approximately $2.06 per Mcfe in 2008. We also note that in Poland, where most of your reserves are located, you reported production costs of $.70 per Mcfe in 2008. Please reconcile these actual costs with the future production costs in the Standardized Measure, which appear to be approximately $0.32 per Mcfe.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Clay Newton
FX Energy, Inc.
December 31, 2009
Page 3

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director